UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 7)1

Hudbay Minerals Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

443628102

(CUSIP Number)

KANWALJIT TOOR

199 Bay Street, Suite 5050

Toronto, Ontario M5L 1E2

+1 416 504 3508

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 19, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 443628102

1	NAME OF REPORTING PERSON

Waterton Mining Parallel Fund Offshore Master, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		15,669,925
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

15,669,925
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,669,925
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 443628102

1	NAME OF REPORTING PERSON

Waterton Precious Metals Fund II Cayman, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		15,669,933
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

15,669,933
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,669,933
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 443628102

1	NAME OF REPORTING PERSON

Waterton Mining Parallel Fund Offshore GP Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		15,669,925
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

15,669,925
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,669,925
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%
14	TYPE OF REPORTING PERSON

CO

4

CUSIP NO. 443628102

1	NAME OF REPORTING PERSON

Waterton Global Resource Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		15,669,933
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

15,669,933
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,669,933
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP NO. 443628102

1	NAME OF REPORTING PERSON

Waterton Global Resource Management Cayman Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		15,669,933
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

15,669,933
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,669,933
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%
14	TYPE OF REPORTING PERSON

CO

6

CUSIP NO. 443628102

1	NAME OF REPORTING PERSON

Waterton Global Resource Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		31,339,858
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

31,339,858
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,339,858
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.0%
14	TYPE OF REPORTING PERSON

IA

7

CUSIP NO. 443628102

1	NAME OF REPORTING PERSON

Cheryl Brandon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		31,339,858
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

31,339,858
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,339,858
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.0%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP NO. 443628102

1	NAME OF REPORTING PERSON

Isser Elishis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		31,339,858
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

31,339,858
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,339,858
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.0%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP NO. 443628102

1	NAME OF REPORTING PERSON

Kalman Schoor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		31,339,858
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

31,339,858
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,339,858
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.0%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP NO. 443628102

1	NAME OF REPORTING PERSON

Kanwaljit Toor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		31,339,858
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

31,339,858
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,339,858
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.0%
14	TYPE OF REPORTING PERSON

IN

11

CUSIP NO. 443628102

1	NAME OF REPORTING PERSON

Richard J. Wells
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		31,339,858
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

31,339,858
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,339,858
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.0%
14	TYPE OF REPORTING PERSON

IN

12

CUSIP NO. 443628102

1	NAME OF REPORTING PERSON

Arthur Edward Michael Anglin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

13

CUSIP NO. 443628102

1	NAME OF REPORTING PERSON

Ernesto Balarezo Valdez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Peru
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

14

CUSIP NO. 443628102

1	NAME OF REPORTING PERSON

David L. Deisley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA, Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

15

CUSIP NO. 443628102

1	NAME OF REPORTING PERSON

Peter G.J. Kukielski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		25,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

25,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

16

CUSIP NO. 443628102

1	NAME OF REPORTING PERSON

Emily L. Moore
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

17

CUSIP NO. 443628102

1	NAME OF REPORTING PERSON

Daniel Muñiz Quintanilla
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Mexico
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

18

CUSIP NO. 443628102

1	NAME OF REPORTING PERSON

Richard W. Nesbitt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

19

CUSIP NO. 443628102

1	NAME OF REPORTING PERSON

David S. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

20

CUSIP NO. 443628102

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned (“Amendment No. 7”). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Waterton Mining LP and Waterton Fund II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 15,669,925 Shares beneficially owned by Waterton Mining LP is approximately C$97,142,277, excluding brokerage commissions. The aggregate purchase price of the 15,669,933 Shares beneficially owned by Waterton Fund II is approximately C$97,142,327, excluding brokerage commissions. The Shares purchased by Mr. Kukielski were purchased with personal funds. The aggregate purchase price of the 25,000 Shares beneficially owned by Mr. Kukielski is approximately C$165,604, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 19, 2019, WGRM Inc. and certain of its affiliates (collectively, “Waterton”) published a comprehensive investor presentation titled “Rebuilding Hudbay & Maximizing Shareholder Value” (the “Investor Presentation”) that provides a detailed path forward for Hudbay Minerals Inc. (“Hudbay” or the “Issuer”) to recognize its potential and unlock shareholder value. In the Investor Presentation, Waterton highlighted its belief that with the right leadership and a truly independent Board of Directors (the “Board”) with the necessary expertise, the Issuer will be able to close the existing valuation gap to its peer group1, resulting in meaningful share price appreciation. Accordingly, Waterton is proposing a slate of eight highly qualified director nominees for election to the Board at the 2019 Annual Meeting of Shareholders (the “2019 Annual Meeting”), including Arthur Edward Michael Anglin, Ernesto Balarezo Valdez, David L. Deisley, Peter G.J. Kukielski, Emily L. Moore, Daniel Muñiz Quintanilla, Richard W. Nesbitt, and David S. Smith.  A copy of the Investor Presentation is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The Investor Presentation may also be viewed at www.NewHudbay.com.

Key highlights from the Investor Presentation include:

•	The Issuer is broken due to its deep-rooted problems.
•	Hudbay’s current leadership team has proven unable to effectively run a global mining company, resulting in abysmal 1-year, 3-year and 5-year Total Shareholder Returns (TSR) relative to its peer group, -35%, -66% and -71%, respectively.[2] Hudbay’s chronic underperformance and significantly discounted valuation is a direct consequence of its:

1 Waterton believes an appropriate peer group for the Issuer should only include companies that (i) have a market capitalization of greater than US$500 million, (ii) have material exposure to the Americas, (iii) have copper comprising greater than 50% of reserves, and (iv) are publicly listed on a major stock exchange, and not the peer group described in the Issuer’s public disclosure.

2 TSR calculated as of October 4, 2018, the last trading day before Waterton first issued a public letter to Hudbay’s Board.

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•	Flawed strategy: The Issuer has a myopic short-term strategy that does not translate into shareholder value in a remarkably long-term industry.
•	Damaged credibility: Leadership consistently misguides the market and fails to deliver on stated portfolio objectives, undermining stakeholder trust.
•	Broken culture: The current Board has presided over almost a decade of gross underperformance and failed to hold management to account.
•	New Hudbay has outlined a clear corporate strategy.
•	New Hudbay will build a mid-tier base metals company that aims to deliver long-term shareholder value with a focus on the Americas. New Hudbay will execute on its strategy by:
•	Having Trusted Leadership
•	A new Board with relevant, diverse, and global experience to fill the knowledge gaps on the current Board and transform Hudbay into a world-class intermediate copper company.
•	Richard Nesbitt as proposed Chairman, a tenacious “blue-chip” leader who has led some of Canada’s largest and most important institutions and has proven experience revamping companies’ strategic direction and culture.
•	Peter Kukielski as proposed CEO, a proven and respected leader with global mining experience and a track record of creating shareholder value.
•	Adopting a Culture of Accountability
•	Ensure management is held to account and fully aligned with shareholders.
•	Having a Disciplined Approach to Capital Allocation
•	Ensure that capital is allocated in accordance with a defined strategy, with a focus on return on capital.
•	Optimizing its Portfolio
•	Undertake a holistic portfolio review and implement an optimization plan to maximize long-term shareholder value.
•	Being Performance Focused
•	Set transparent and value accretive performance objectives and, most importantly, deliver on them.
•	The clear objective is to achieve long-term share price appreciation.
•	With the new leadership team at the helm and by executing on its clearly defined strategy, Hudbay can win back the trust of the capital markets and close the valuation gap to its peer group–allowing shareholders to benefit from a material increase in the share price.

Waterton is asking its fellow shareholders to elect an independent Board with impeccable credentials, relevant skills and a track record of success – including a proposed CEO with global mining experience – to redefine a New Hudbay with a clear corporate strategy and a focus on creating long-term shareholder value. Waterton looks forward to effecting immediate, and critically necessary, change at the 2019 Annual Meeting in order to achieve greater accountability, transparency and value for all Hudbay stakeholders.

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On February 19, 2019, Waterton also filed an information circular, dated February 14, 2019 (the “Information Circular”), on the System for Electronic Document Analysis and Retrieval (SEDAR) with the Canadian Securities Administrators, in connection with its solicitation of support from shareholders of the Issuer and to allow Waterton to engage in discussion with shareholders of the Issuer regarding Waterton’s nominees for election to the Board at the 2019 Annual Meeting. The Information Circular includes, among other things, information regarding each of Waterton’s nominees, voting procedures and general information about the solicitation. A copy of the Information Circular is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 261,272,151 Shares outstanding, as of February 15, 2019, which is the total number of Shares outstanding as reported in Exhibit 99.2 to the Issuer’s Report of foreign issuer on Form 6-K filed with the Securities and Exchange Commission on February 21, 2019.

A.	Waterton Mining LP
(a)	As of the close of business on February 21, 2019, Waterton Mining LP beneficially owned 15,669,925 Shares.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 15,669,925
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 15,669,925

(c)	The transactions in the Shares by Waterton Mining LP since the filing of Amendment No. 6 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
B.	Waterton Fund II
(a)	As of the close of business on February 21, 2019, Waterton Fund II beneficially owned 15,669,933 Shares.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 15,669,933
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 15,669,933

(c)	The transactions in the Shares by Waterton Fund II since the filing of Amendment No. 6 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
C.	Waterton Mining GP
(a)	Waterton Mining GP, as the general partner of Waterton Mining LP, may be deemed the beneficial owner of the 15,669,925 Shares owned by Waterton Mining LP.

Percentage: Approximately 6.0%

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(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 15,669,925
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 15,669,925

(c)	Waterton Mining GP has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D. The transactions in the Shares on behalf of Waterton Mining LP since the filing of Amendment No. 6 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
D.	WGRM LP
(a)	WGRM LP, as the general partner of Waterton Fund II, may be deemed the beneficial owner of the 15,669,933 Shares owned by Waterton Fund II.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 15,669,933
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 15,669,933

(c)	WGRM LP has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D. The transactions in the Shares on behalf of Waterton Fund II since the filing of Amendment No. 6 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
E.	WGRM Corp.
(a)	WGRM Corp., as the general partner of WGRM LP, may be deemed the beneficial owner of the 15,669,933 Shares owned by Waterton Fund II.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 15,669,933
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 15,669,933

(c)	WGRM Corp. has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D. The transactions in the Shares on behalf of Waterton Fund II since the filing of Amendment No. 6 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
F.	WGRM Inc.
(a)	WGRM Inc., as the investment adviser to each of Waterton Mining LP and Waterton Fund II, may be deemed the beneficial owner of the (i) 15,669,925 Shares owned by Waterton Mining LP and (ii) 15,669,933 Shares owned by Waterton Fund II.

Percentage: Approximately 12.0%

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(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 31,339,858
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 31,339,858

(c)	WGRM Inc. has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D. The transactions in the Shares on behalf of each of Waterton Mining LP and Waterton Fund II since the filing of Amendment No. 6 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
G.	Messrs. Elishis, Schoor, Toor and Wells and Ms. Brandon
(a)	Each of Messrs. Elishis, Schoor, Toor and Wells and Ms. Brandon, as a senior executive of WGRM Inc., may be deemed the beneficial owner of the (i) 15,669,925 Shares owned by Waterton Mining LP and (ii) 15,669,933 Shares owned by Waterton Fund II.

Percentage: Approximately 12.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 31,339,858
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 31,339,858

(c)	None of Messrs. Elishis, Schoor, Toor and Wells and Ms. Brandon has entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D. The transactions in the Shares on behalf of each of Waterton Mining LP and Waterton Fund II since the filing of Amendment No. 6 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

H.       Mr. Anglin

(a)	As of the close of business on February 21, 2019, Mr. Anglin did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0
(c)	Mr. Anglin has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.

I.       Mr. Balarezo

(a)	As of the close of business on February 21, 2019, Mr. Balarezo did not own any Shares.

Percentage: 0%

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(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0
(c)	Mr. Balarezo has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.

J.       Mr. Deisley

(a)	As of the close of business on February 21, 2019, Mr. Deisley did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0
(c)	Mr. Deisley has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.

K.       Mr. Kukielski

(a)	As of the close of business on February 21, 2019, Mr. Kukielski beneficially owned 25,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 25,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 25,000
4. Shared power to dispose or direct the disposition: 0
(c)	Mr. Kukielski has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.

L.       Ms. Moore

(a)	As of the close of business on February 21, 2019, Ms. Moore did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Moore has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.
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M.       Mr. Muñiz

(a)	As of the close of business on February 21, 2019, Mr. Muñiz did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0
(c)	Mr. Muñiz has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.

N.       Mr. Nesbitt

(a)	As of the close of business on February 21, 2019, Mr. Nesbitt did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0
(c)	Mr. Nesbitt has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.

O.       Mr. Smith

(a)	As of the close of business on February 21, 2019, Mr. Smith did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0
(c)	Mr. Smith has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.

As of the close of business on February 21, 2019, the Reporting Persons collectively beneficially owned an aggregate of 31,364,858 Shares, constituting approximately 12.0% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

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Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Investor Presentation, dated February 19, 2019.
99.2	Information Circular, dated February 14, 2019.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2019

WATERTON MINING PARALLEL FUND OFFSHORE MASTER, LP

By:	Waterton Mining Parallel Fund Offshore GP Corp., its general partner

By:	/s/ Richard J. Wells
	Name:	Richard J. Wells
	Title:	Chief Financial Officer

Waterton Precious Metals Fund II Cayman, LP

By:	Waterton Global Resource Management, LP, its general partner
By:	Waterton Global Resource Management Cayman Corp., its general partner

By:	/s/ Richard J. Wells
	Name:	Richard J. Wells
	Title:	Chief Financial Officer

Waterton Mining Parallel Fund Offshore GP Corp.

By:	/s/ Richard J. Wells
	Name:	Richard J. Wells
	Title:	Chief Financial Officer

Waterton Global Resource Management, LP

By:	Waterton Global Resource Management Cayman Corp., its general partner

By:	/s/ Richard J. Wells
	Name:	Richard J. Wells
	Title:	Chief Financial Officer

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Waterton Global Resource Management Cayman Corp.

By:	/s/ Richard J. Wells
	Name:	Richard J. Wells
	Title:	Chief Financial Officer

WATERTON GLOBAL RESOURCE MANAGEMENT, INC.

By:	/s/ Richard J. Wells
	Name:	Richard J. Wells
	Title:	Chief Financial Officer

/s/ Cheryl Brandon
Cheryl Brandon

/s/ Isser Elishis
Isser Elishis

/s/ Kalman Schoor
Kalman Schoor

/s/ Richard J. Wells
Richard J. Wells

/s/ Kanwaljit Toor

Kanwaljit Toor

Individually and as attorney-in-fact for Arthur Edward Michael Anglin, Ernesto Balarezo Valdez, David L. Deisley, Peter G.J. Kukielski, Emily L. Moore, Daniel Muñiz Quintanilla, Richard W. Nesbitt, and David S. Smith

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SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 6 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price (C$)*	Date of Purchase/Sale

Waterton Mining Parallel Fund Offshore Master, LP

Purchase of Common Shares	144,753	7.3292	01/22/2019
Purchase of Common Shares	6,100	7.2500	01/24/2019

Waterton Precious Metals Fund II Cayman, LP

Purchase of Common Shares	144,753	7.3292	01/22/2019
Purchase of Common Shares	6,100	7.2500	01/24/2019

* The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from C$7.225 to C$7.3904. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth herein.